Exhibit 99.1

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ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON MAY 19, 2025

The Board is pleased to announce that all the proposed resolutions as set out in the AGM Notices dated April 16, 2025 and dated April 30, 2025 were duly passed by the Shareholders of the Company at the AGM held on May 19, 2025 by way of poll.

Reference are made to the circular of Ascentage Pharma Group International (the “Company”) dated April 16, 2025 and the supplemental circular of the Company dated April 30, 2025 (collectively, the “AGM Circulars”) and the notice of the annual general meeting (the “AGM”) of the Company dated April 16, 2025 and the supplemental notice of the AGM of the Company dated April 30, 2025 (collectively, the “AGM Notices”). Terms used in this announcement shall have the same meanings as those defined in the AGM Circulars and the AGM Notices unless the context requires otherwise.

POLL RESULTS OF THE AGM

As at the date of the AGM, the number of Shares in issue was 348,448,983 Shares, which was the total number of Shares entitling the Shareholders to attend and vote for or against all the resolutions proposed at the AGM. There were no Shareholders who were entitled to attend the AGM but were required to abstain from voting in favour of any of the resolutions proposed at the AGM as set out in Rule 13.40 of the Listing Rules. No Shareholder was required to abstain from voting on any of the resolutions proposed at the AGM. No Shareholder was entitled to attend and vote only against any of the resolutions proposed at the AGM. No parties had stated their intention in the AGM Circulars to vote against or to abstain from voting on any of the resolutions at the AGM.

The Board is pleased to announce that all the proposed resolutions as set out in the AGM Notices were duly passed by the Shareholders by way of poll at the AGM. The poll results of all the resolutions proposed at the AGM are as follows:

Ordinary Resolutions*		Number of votes cast (approximate percentage of total number of votes)
		For	Against
1.	To consider and adopt the audited consolidated financial statements of the Company and the reports of the Directors and the auditor for the year ended December 31, 2024.	86,401,154 (100.00%)	0 (0.00%)
2(a).	To re-elect Dr. Yang Dajun as an Executive Director.	86,279,038 (99.86%)	122,116 (0.14%)
2(b).	To re-elect Mr. Ye Changqing as an Independent Non- executive Director.	85,249,930 (98.67%)	1,151,224 (1.33%)
2(c).	To re-elect Ms. Marina S. Bozilenko as an Independent Non- executive Director.	86,399,154 (99.99%)	2,000 (0.01%)
2(d).	To re-elect Dr. Debra Yu as an Independent Non-executive Director.	86,399,154 (99.99%)	2,000 (0.01%)
2(e).	To re-elect Marc E. Lippman, MD as an Independent Non- executive Director.	86,399,154 (99.99%)	2,000 (0.01%)
3.	To authorize the Board to fix the Directors’ remuneration.	86,358,472 (99.95%)	42,682 (0.05%)
4.	To re-appoint Ernst &Young as auditor of the Company, to hold office until the conclusion of the next annual general meeting of the Company, and to authorize the Board to fix their remuneration.	86,241,454 (99.82%)	159,700 (0.18%)
5.	To grant a general mandate to the Directors to allot, issue and deal with new shares of the Company with an aggregate number of not exceeding 20% of the total number of shares of the Company in issue (excluding Treasury Shares, if any) as at the date of the passing of the relevant resolution at the AGM.	74,862,622 (86.65%)	11,538,532 (13.35%)
6.	To grant a general mandate to the Directors to repurchase the Company’s shares with a total number of not more than 10% of the total number of shares of the Company in issue (excluding Treasury Shares, if any) as at the date of the passing of the relevant resolution at the AGM.	86,401,154 (100.00%)	0 (0.00%)

Ordinary Resolutions*		Number of votes cast (approximate percentage of total number of votes)
		For	Against
7.	To extend the general mandate granted to the Directors under resolution 5 by an amount representing the aggregate number of the Company’s shares repurchased by the Company under resolution 6, provided that such amount shall not exceed 10% of the total number of shares of the Company in issue (excluding Treasury Shares, if any) as at the date of the passing of the relevant resolution at the AGM.	74,909,305 (86.70%)	11,491,849 (13.30%)
8.	To consider and, if thought fit, pass (with or without amendments), the following resolution as an ordinary resolution that: the proposed amendments to the 2021 RSU Scheme be and are hereby approved and confirmed.	75,388,120 (87.76%)	10,512,962 (12.24%)
9.	To consider and, if thought fit, pass (with or without amendments), the following resolution as an ordinary resolution that: the proposed amendments to the 2022 RSU Scheme be and are hereby approved and confirmed.	75,388,120 (87.76%)	10,512,962 (12.24%)
10.	To consider and, if thought fit, pass (with or without amendments), the following resolution as an ordinary resolution that: the proposed amendments to the Post- IPO Share Option Scheme be and are hereby approved and confirmed.	75,388,036 (87.76%)	10,513,046 (12.24%)
11.	To consider and, if thought fit, pass (with or without amendments), the following resolution as an ordinary resolution that: the Scheme Mandate Limit on the total number of Shares that may be issued in respect of all options and awards to the eligible participants under all the Share Schemes of the Company be and is hereby approved and confirmed.	76,483,498 (89.04%)	9,417,584 (10.96%)
12.	Conditional upon the passing of the ordinary resolution numbered 11, to consider and, if thought fit, pass (with or without amendments), the following resolution as an ordinary resolution that: the Service Provider Sublimit on the total number of Shares that may be issued in respect of all options and awards to be granted to the Service Providers under all the Share Schemes of the Company be and is hereby approved and confirmed.	76,483,498 (89.04%)	9,417,584 (10.96%)

*	The full text of the resolutions is set out in the AGM Notices.

Tricor Investor Services Limited, the Company’s Hong Kong Branch Share Registrar, acted as the scrutineer at the AGM for the purpose of vote-taking. As more than 50% of the votes were cast in favour of each of the resolutions 1 to 12, these resolutions were duly passed as ordinary resolutions at the AGM. The following Directors attended the AGM either in person or by electronic means: Dr. Yang Dajun, Dr. Wang Shaomeng, Mr. Ye Changqing, Mr. Ren Wei and Dr. David Sidransky.

By Order of the Board Ascentage Pharma Group International Dr. Yang Dajun Chairman and Executive Director

Suzhou, People’s Republic of China, May 19, 2025

As at the date of this announcement, the Board of Directors of the Company comprises Dr. Yang Dajun as Chairman and executive Director; Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive Directors; and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

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